Adira Energy Ltd.
MANAGEMENT DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
For the three and nine month periods ended September 30, 2012

The following is a discussion and analysis of the activities, consolidated results of operations and financial condition of Adira Energy Ltd. (“Adira”, “we”, “our”, “us”, or the “Company”) for the three and nine month periods ended September 30, 2012, which has been prepared on the basis of information available up until November 29, 2012. Management’s Discussion and Analysis should be read in conjunction with the Company’s annual consolidated financial statements and related notes for the year ended December 31, 2011 and in conjunction with the unaudited condensed consolidated interim financial statements of the Company for the three and nine month periods ended September 30, 2012, together with the notes thereto. These documents are available under the Company’s profile on the System for Electronic Document Analysis and Retrieval (SEDAR) website at www.sedar.com.

All monetary amounts are reported in United States dollars and in accordance with IFRS unless otherwise noted.

Forward-Looking Statements

This Management’s Discussion and Analysis of Financial Conditions and Results of Operations contains certain forward-looking statements. All statements other than statements of historical fact that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future are forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “contemplate”, “target”, “believe”, “plan”, “estimate”, “expect” and “intend” and statements that an event or result “may”, “will”, “can”, “should”, “could” or “might” occur or be achieved and other similar expressions. These statements are based upon certain assumptions and analyses made by management in light of its experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. However, whether actual results and developments will conform with management’s expectations is subject to a number of risks and uncertainties, including the considerations discussed herein and in other documents filed from time to time by the Company with Canadian security regulatory authorities, general economic, market or business conditions, the opportunities (or lack thereof) that may be presented to and pursued by management, competitive actions by other companies, changes in laws or regulations and other factors, many of which are beyond the Company’s control. These factors may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements and there can be no assurance that the actual results or developments anticipated by management will be realized or, even if substantially realized, that they will have the expected results on Adira Energy Ltd. All of the forward-looking statements made herein are qualified by the foregoing cautionary statements. The Company expressly disclaims any obligation to update or revise any such forward-looking statements.

1.1	Date

The effective date for this report is November 29, 2012.

1.2	Overall Performance

Information on the Company

Adira is an oil and gas early-stage exploration company.

The Company has been granted three petroleum licenses in Israel being the license No. 378 (the “Gabriella License”), the license No. 380 (the “Yitzhak License”) and the license No. 388 (the “Samuel License”). The Company’s Gabriella License, Yitzhak License and Samuel License are collectively referred to herein as the Company’s “Offshore Licenses”. We also previously held one onshore petroleum license in Israel, the Eitan License, which we relinquished in December 2011 after we determined that exploration work was not warranted.

The Company’s current trading symbol on the TSX Venture exchange (the “Exchange”) is “ADL”. The Company also trades on the OTCBB with the trading symbol “ADENF” and on the Frankfurt Stock Exchange with the trading symbol “AORLB8”.

Significant Developments

On February 27, 2012, Jeffrey Walter was appointed the Company’s Chief Executive Officer and on March 14, 2012, the Company issued 2,000,000 share options to purchase common shares at a price of CAD$ 0.25 per share.

During the nine months ended September 30, 2012, 1,813,109 share options were forfeited.

On August 9, 2012, the Company completed a prospectus offering of 79,012,640 units (each, a “Unit”) for gross proceeds of $11.1 million (before issuance expenses of $1.5 million, including the fair value of the broker warrants) (the “August Offering”). Each Unit was priced at CAD$0.14 and consists of one Common Share and one warrant. Each warrant is exercisable to acquire one Common Share at a price of CAD$0.20 per Common Share until August 9, 2015. As part of the August Offering, a total of 3,353,000 broker warrants (each, a “Broker Warrant”) were issued. Each Broker Warrant is exercisable for one Common Share at an exercise price of CAD$0.14 per Common Share until August 9, 2014.

On August 22, 2012, the Company granted 8,130,000 options to directors, officers and employees. The options vest equally over two years with the first third vesting immediately, and have an exercise price of CAD$0.20.

Following the August Offering and changes in share options, a total of 180,781,093 Common Shares 97,423,015 warrants and 17,701,109 options are now outstanding.

On October 26, 2012, the Company entered into a series of agreements with Tohar Hashemesh Energy Ltd. (“THEL”) to farm out 5% of its working interest in the Gabriella License and 10% of its working interest in the Yitzhak License and Samuel License.

On November 7, 2012, the Company publically filed a draft prospectus with the Israeli Securities Authority (“ISA”) in connection with its application to list its securities on the Tel Aviv Stock Exchange (“TASE”).

On November 7, 2012, the Company also filed a preliminary short form prospectus with securities regulatory authorities in Ontario, British Columbia, and Alberta in connection with a fully marketed “best effort” offing of units (the “November Offering”). The November Offering remains subject to the receipt of all regulatory approval, including approval of the Exchange.

Business Overview

The following developments have taken place on the Company’s licenses during 2012:

Gabriella License

The Gabriella License covers 97,000 acres (392 square kilometers (“sq. km”)) and is approximately 10 kilometers (“km”) offshore Israel between Netanya and Ashdod. The Gabriella License was issued on July 15, 2009 to the Company (100%) for an initial three year period and may be renewed for a further four year period with a further renewal option of two years in the case of a reserve discovery. Thereafter, a lease (30-50 years) can be sought if a “discovery” (as defined in the Israeli Petroleum Law 5712 & 1952 and the regulations promulgated thereunder (“Israeli Petroleum Law”)) is made. On February 23, 2012, the Company received approval from the Petroleum Commissioner of Israel (the “Commissioner”) to update the expiration of the Gabriella License to February 28, 2013 and on June 11, 2012, the Company received approval from the Commissioner to further update the expiration of the Gabriella License to September 1, 2013, including the extension of certain milestones (see table below).

The exploration and extraction activity on the Gabriella License is performed in the framework of a joint operating agreement (the “Gabriella JOA”) between Adira, Modi’in Energy – Limited Partnership (“MELP”) and Brownstone Energy Inc. (formerly Brownstone Ventures Inc.) (“Brownstone”), whereby Adira is currently designated the operator of the Gabriella License. In accordance with the Gabriella JOA, the Company was entitled to receive an operating fee equal to 7.5% of the cumulative direct costs incurred in connection with operating the Gabriella License, through to January 26, 2012 (the “Initial Period”). Following the Initial Period, Adira may be removed as the operator by tender process, whereby Adira would have the right of first refusal on the terms of the tender. Adira may also be removed as the operator if Adira is declared bankrupt, insolvent, dissolved or liquidated or if two or more of the total number of non-operators holding a combined interest of at least 75% agree to remove Adira as operator of the Gabriella License. In August 2012, the partners on the Gabriella License agreed to an operator fee effective January 27, 2012 comprised of (i) a fixed fee of $25,000 per month, and (ii) a variable fee based on the percentage of exploration expenses incurred by the partners ranging from 4.8% of annual exploration expenses if less than $2 million to 1.2% on annual exploration expenses if over $6 million. The Company anticipates that the annual exploration expense for all partners on the Gabriella License for 2012 will be over $6 million and accordingly, has recorded an operator fee of 1.2% of the exploration expenses incurred during the reporting period.

On June 13, 2012, the Company announced that Noble International Ltd (“Noble Drilling”) has accepted a letter of award (the “LOA”), which will enable MELP to execute a detailed drilling contract (the “Gabriella Drilling Contract”) on behalf of the Gabriella consortium partners, including Adira Israel. Adira further announced that it signed a Memorandum of Understanding (“MOU”) with MELP authorizing MELP to enter into a drilling contract with Noble Drilling and/or any of its affiliates on behalf of the working interest parties to drill the Gabriella License prior to the revised spud date, June 30, 2013. Where the Gabriella Drilling Contract requires the provision of a letter of credit or a cash deposit as collateral to Noble Drilling, the parties shall together decide which form of collateral to provide (“Rig Collateral”). Pursuant to the LOA, the consortium will finalize the Gabriella Drilling Contract to secure the Noble Homer Farrington rig for a minimum of 75 days for a program that is expected to include one well plus sidetrack. In terms of the MOU, the Company has undertaken to provide its share of the Rig Collateral, 30 days prior to the date to be set in the Gabriella Drilling Contract. In the event of a breach of the MOU by Adira Israel, the Company agrees to withdraw from the JOA covering the Gabriella License, and assign its participating interest in the Gabriella License to the other consortium partners in proportion to their holdings in addition to relinquishing all back-in rights, overriding royalty interests and management fees, rights of first refusal and co-sale rights to MELP. Transfers of working interests are subject to the approval of the Commissioner. Pursuant to the MOU, Adira Israel has also granted MELP the Yitzhak Option (as described below).

On October 25, 2012, Adira entered into a farm-out agreement with THEL, an Israeli private company, pursuant to which THEL will farm into 5% of the Company working interest in the Gabriella License, and the Company will be carried by THEL for a further 2.5% (the “THEL Carry”) of its working interest until completion of the first exploration well, including testing (the “THEL Gabriella Farm-Out”). THEL will reimburse the Company for its proportionate share of the costs incurred by the Company to the date of closing of the THEL Gabriella Farm-Out plus interest at LIBOR plus one percent. Half of these costs will be paid on closing of the THEL Gabriella Farm-Out and the remainder will be paid upon registration of THEL’s interest with the Ministry. THEL will also pay the Company a 3% Over Riding Royalty Interest (“ORRI”) on THEL’s share of revenues from petroleum sold, until repayment of THEL's expenditures in the work program and a 4.5% ORRI from the date of repayment forward. In the event that the Company solicits additional working interest partners into the Gabriella License, THEL will reduce its working interest pro rata to permit the entry of such partner. Closing of the transaction is subject to agreement by all partners in the Gabriella License, registration of charges over certain of Adira’s assets relating to the Gabriella License (which will be released upon registration of THEL’s interest with the Ministry), receipt by Adira of payment and other standard closing conditions. Following closing of the THEL Gabriella Farm-Out, (i) the Company will hold a 10% interest in the Gabriella License in addition to a 15% back in option from MELP, and (ii) THEL will become a party to the Gabriella JOA and assume obligations currently assigned to Adira under the MOU without amendment to either agreement.

The most recent estimations of resources related to the Gabriella License, based on the Gabriella Report (defined below), an independent report from Netherland, Sewell & Associates, Inc., on a gross (100%) unrisked basis is 110.1 million barrels of contingent oil (2C Best Estimate), 110.1 billion cubic feet of contingent gas (2C Best Estimate), 209.3 billion cubic feet of prospective gas (P50 Best Estimate) on the Gevar Am prospective reservoir, 257.1 billion cubic feet of prospective gas (P50 Best Estimate) on the Miocene prospective reservoir, 174.7 billion cubic feet of prospective gas (P50 Best Estimate) on the Talme Yafe prospective reservoir, 5.7 million barrels of prospective condensate (P50 Best Estimate) on the Gevar Am prospective reservoir, 7.0 million barrels of prospective condensate (P50 Best Estimate) on the Miocene prospective reservoir and 4.7 million barrels of prospective condensate (P50 Best Estimate) on the Talme Yafe prospective reservoir. The report entitled “Estimates of Unrisked Contingent and Prospective Resources to the Adira Energy Ltd. Interest in Discoveries and Prospects Located in Block 378 (Gabriella) Offshore Israel as of March 1, 2012” (the “Gabriella Report”), effective March 1, 2012, was prepared in accordance with National Instrument 51-101, Standards of Disclosure for Oil and Gas Activities (“NI 51-101”) and is available on www.sedar.com.

The table below sets out the Ministry mandated milestone activities and dates required to be met in order to maintain the Gabriella License. The Ministry mandates milestone activities and dates, but the mandatory Ministry milestones do not stipulate the dollar amount that must be expended in order to achieve the applicable milestone. As such, the dollar amounts stated in the table below reflect the Company’s current best estimate of the costs that will be incurred in order to complete each milestone in accordance with the work plan for the Gabriella License. For an analysis of the costs that have been approved and committed by the Company as at the date hereof, see section 1.8.

Gabriella License Milestones (as per the Ministry)	Adira’s Share of the Costs to meet the Milestone(1)
1. Execution of a contract with a drilling contractor – by September 1, 2012 - Complete	Complete
2. Spudding the first well – by June 30, 2013	$7,288,000(2)
3. Preparation of a summary report of the first well and transfer of all of the findings, including tests, samples, logs (if taken), electrical logs and results of tests (if performed), up to three months from completion of the drilling – in 2013	$15,000
4. Submission of a work plan for continuation of the work in the license – up to four months from completion of the drilling – in 2013	$15,000
Total	$7,318,000(3)

Notes:

(1)

The amounts included in the table above differ from amounts previously disclosed in the Company’s continuous disclosure record, including the Q2 MD&A as the estimated costs (including previously disclosed costs) are based on the Company best estimate at the time of the disclosure; as the Company and its license partners receive additional information relating to the costs associated with the particular license the cost estimates related to the actual costs (or further cost estimates) become more accurate.

(2)

This amount includes the Company’s estimate of the deposit that will be required in order to secure the rig that will spud the first well on the Gabriella License and excludes operator fees and management fees to be received by the Company estimated to be approximately $3.8 million, which will be used to reduce the Company’s share of these costs associated with spudding the first well.

(3)

The Company’s total estimated additional costs not yet incurred that will be required to complete the well (dry hole) are estimated to be approximately $5.6 million (resulting in total costs for the milestones together with a well (dry hole) of $12.9 million). If the THEL Gabriella Farm-Out is completed, the Company’s interest in the Gabriella License will be 10% plus the THEL Carry. The Company’s total estimated costs to complete the well (dry hole) will be reduced to $2.8 million, it’s total estimated costs to complete the milestones will be reduced to $3.7 million and it’s total estimated costs to complete the milestones and a well (dry hole) will be $6.5 million.

The Company considers the Gabriella License its “core” license. The Company believes that among the Offshore Licenses, the Gabriella License offers the best opportunity for economic exploitation based on its geological attributes as it contains the highest number of estimated contingent resources as against prospective resources, and is expected to have the most favourable economic attributes based on the Company’s current 15% participation interest, and ability to acquire a further 15% participation interest and a royalty interest in the event of a discovery.

Yitzhak License

The Yitzhak License covers 31,555 acres (127.7 sq. km) and is located approximately 9 km offshore Israel between Hadera and Netanya, directly to the north of and contiguous to the Gabriella License. The Yitzhak License was issued in October 2009 to Adira Energy (85% working interest) and Brownstone (15% working interest, which interest has been registered with the Ministry) for an initial three year period and may be renewed upon fulfillment of certain conditions for a further four year period with a further renewal option of two years in the case of a reserve discovery. Thereafter, a lease (30-50 years) can be sought if a “discovery” (as defined in the Israeli Petroleum Law) is made. On February 23, 2012, the Company received approval from the Commissioner to update the expiration of the Yitzhak License to February 28, 2013 and in June 2012 and August 2012, the Company received approvals from the Commissioner to further update the expiration of the Yitzhak License to December 1, 2013 and the extension of certain milestones (see table below).

On January 9, 2012, the Company announced that it received approval from the Commissioner for the farm-out of an aggregate of 25% of its interest in the Yitzhak License to two new partners, 5% to AGR Group ASA (“AGR”) and 20% to Ellomay Oil and Gas 2011 LP, a limited partnership (“Ellomay”) whose general partner is a wholly owned subsidiary of Ellomay Capital Ltd. (“Ellomay Capital”). Accordingly, as at the date hereof, the Company continues to have a 60% interest in the Yitzhak License (subject to the 15% MELP Yitzhak Option and the 10% THEL Yitzhak Farm-Out, both as defined below), Brownstone has a 15% working interest in the license, AGR has a 5% working interest in the license and Ellomay has a 20% working interest in the license. The Company and AGR Petroleum Services Holdings AS are currently the co-operators of the Yitzhak License.

The farm-out agreement between the Company and AGR dated November 29, 2011 (the “AGR Farm-Out Agreement”) provides, among other things, that: (a) AGR’s 5% working interest is to be carried by the remaining holders of the Yitzhak License through the exploration period; (b) AGR will pay the Company a 3% overriding royalty interest (“ORRI”) on AGR’s share of revenues from sold petroleum, until repayment of AGR's expenditures in the work program and 4.5% ORRI from that date forward; (c) AGR will be designated lead operator in accordance with Israeli regulations defining “Operator”, with the continued involvement of the Company as cooperator; and (d) AGR has been appointed as engineering services contractor on the Yitzhak License with continued involvement of the Company as part of the core professional team led by AGR.

The farm-out agreement between the Company and Ellomay dated November 29, 2011 (the “Ellomay Farm-Out Agreement”) provides, among other things, that: (a) Ellomay will reimburse the Company for its proportionate share of the costs incurred by the Company on the Yitzhak License until the date of the execution of the Ellomay Farm-Out Agreement, plus interest at LIBOR plus 1%; and (b) Ellomay will also pay the Company a 3% ORRI on Ellomay’s share of revenues from sold petroleum, until repayment of Ellomay's expenditures in the work program and 4.5% ORRI from that date forward.

The Company, Brownstone, AGR and Ellomay signed a joint operating agreement to regulate their commercial relationship in respect of the Yitzhak License on September 11, 2012 (the “Yitzhak JOA”). The Yitzhak JOA incorporated the terms of the AGR Farm-Out Agreement and the Ellomay Farm-Out Agreement.

On October 29, 2012, Ellomay advised the Company of its intention to decrease Ellomay's interest in the Yitzhak License from 20% to 10% by paying decreased operating costs pursuant to the terms of the Yitzhak JOA. Ellomay may transfer the remaining 10% of its interest to a third party by January, 2013. If not transferred by January 2013, the 10% interest will be transferred back to the Company for no consideration. As of September 2012, the Company has expended $650,000 on behalf of Ellomay in respect of the Yitzhak License (the “Yitzhak Ellomay Costs”) for which the Company is entitled to be reimbursed by a third party if the 10% interest is transferred. If the interest is transferred back to the Company, such amount will be treated as an additional investment in the exploration and evaluation assets in respect of the Yitzhak License.

On June 13, 2012, Adira granted MELP, effective once the Gabriella Drilling Contract has been signed, an irrevocable option to purchase (“MELP Yitzhak Option”) from Adira, a 15% participating interest in the Yitzhak License (the “MELP Yitzhak Option Interest”). MELP shall be entitled to exercise the MELP Yitzhak Option until the earlier of (a) December 31, 2012, and (b) the 30th day from the date Adira notifies MELP of the execution of an agreement with a drilling contractor in relation to the Yitzhak License. If MELP exercises the MELP Yitzhak Option, it agrees to reimburse Adira for Adira’s share of the past expenditures in respect of the 15% share incurred by Adira in connection with the operations conducted on the Yitzhak License up to the date of transfer of the MELP Yitzhak Option Interest. Adira will also be entitled to an overriding royalty interest from MELP of 3% in all oil and gas (including any distillate and condensate) produced, saved and marketed from the area covered by Yitzhak License that is attributable to the MELP Yitzhak Option Interest, before payout, and 4.5% after payout. The transfer of the MELP Yitzhak Option Interest is subject to the approval of the Commissioner.

On October 25, 2012, Adira Israel entered into a farm-out agreement with THEL pursuant to which THEL will farm into 10% of the Company’s working interest in the Yitzhak License (the “THEL Yitzhak Farm-Out”). THEL will reimburse the Company for its proportionate share of the costs incurred by the Company to the date of closing of the THEL Yitzhak Farm-Out plus interest at LIBOR plus one percent. Half of these costs will be paid on closing of the THEL Yitzhak Farm-Out and the remainder will be paid upon registration of THEL’s interest with the Ministry. THEL will also pay the Company a 3% ORRI on THEL’s share of revenues from petroleum sold, until repayment of THEL's expenditures in the work program and a 4.5% ORRI from the date of repayment forward. In the event that the Company solicits additional working interest partners into the Yitzhak License, THEL will reduce its working interest pro rata to the entry of such partner. THEL also received an option to farm into an additional 10% of the Company’s working interest in Yitzhak, exercisable until March 31, 2013 (the “THEL Option”). Until the THEL Option is exercised, THEL will be responsible for the funding obligations in respect of the option. Should THEL elect not to exercise the option, the Company will return the funds paid within six months. Closing of the transaction is subject to agreement by all partners in the Yitzhak License, registration of charges over certain of Adira’s assets relating to the Yitzhak License (which will be released upon registration of THEL’s interest with the Ministry), receipt by Adira of payment and other standard closing conditions. Following closing, (i) the Company will hold a 50% interest in the Yitzhak License, and (ii) THEL will become a party to the Yitzhak JOA.

The most recent estimations of resources related to the Yitzhak License, based on the Yitzhak Report (as defined below), an independent report from Netherland, Sewell & Associates, Inc., on a gross (100%) unrisked basis is 79.1 million barrels of prospective oil (P50 Best Estimate) on the Jurassic prospective reservoir, 79.1 billion cubic feet of prospective gas (P50 Best Estimate) on the Jurassic prospective reservoir, 457.4 billion cubic feet of prospective gas (P50 Best Estimate) on the Gevar Am prospective reservoir, 486.7 billion cubic feet of prospective gas (P50 Best Estimate) on the Talme Yafe prospective reservoir, 12.4 million barrels of prospective condensate (P50 Best Estimate) on the Gevar Am prospective reservoir and 13.2 million barrels of prospective condensate (P50 Best Estimate) on the Talme Yafe prospective reservoir. The report entitled “Estimates of Unrisked Prospective Resources to the Adira Energy Ltd. Interest in Certain Prospective Reservoirs Located in Block 380 (Yitzhak) Offshore Israel as of March 1, 2012” (the “Yitzhak Report”), effective March 1, 2012, was prepared by in accordance with NI 51-101 and is available on www.sedar.com.

The table below sets out the Ministry mandated milestone activities and dates required to be met in order to maintain the Yitzhak License. The Ministry mandates milestone activities and dates, but the mandatory Ministry milestones do not stipulate the dollar amount that must be expended in order to achieve the applicable milestone. As such, the dollar amounts stated in the table below reflect the Company’s current best estimate of the costs that will be incurred in order to complete each milestone in accordance with the work plan for the Yitzhak License. For an analysis of the costs that have been approved and committed by the Company as at the date hereof, see section 1.8.

Yitzhak License Milestones (as per the Ministry)	Adira’s Share of the Costs to meet the Milestone (1)
1. Submission of an environmental study according to the directives of the Ministry for Energy and Water Resources – by October 31, 2012	Complete
2. Execution of a contract with a drilling contractor – by December 31, 2012	$20,000
3. Spudding the first well – by October 30, 2013	$33,046,000(2)
4. Preparation of a summary report of the first well and transfer of all of the findings, including tests, samples, logs (if taken), electrical logs and results of tests (if performed), up to three months from completion of the drilling – in 2013	$64,000
5. Submission of a work plan for continuation of the work in the license – up to four months from completion of the drilling – in 2013	$64,000
Total	$33,194,000(3)

Notes:

(1)

The amounts included in the table above differ from amounts previously disclosed in the Company’s continuous disclosure record, including the Q2 MD&A as the estimated costs (including previously disclosed costs) are based on the Company’s best estimate at the time of the disclosure; as the Company and its license partners receive additional information relating to the costs associated with the particular license the cost estimates related to the actual costs (or further cost estimates) become more accurate.

(2)	This amount includes the Company’s estimate of the deposit that will be required in order to secure the rig that will spud the first well on the Yitzhak License.

(3)

The Company’s total estimated additional costs not yet incurred that will be required to complete the well (dry hole) are estimated to be approximately $24.5 million (resulting in total costs for the milestones together with a well (dry hole) of $57.7 million). If the THEL Yitzhak Farm-Out is completed, the Company’s interest in the Yitzhak License will be 50%. The Company’s total estimated costs to complete the well (dry hole) will be reduced to $20.4 million, its total estimated costs to complete the milestones will be reduced to $27.7 million and its total estimated costs to complete the milestones and a well (dry hole) will be $48.1 million.

Samuel License

The Samuel License covers 88,708 acres (361 sq. km) and is located off the shore of Israel adjacent to the shoreline between the City of Ashkelon in the South and Palmachim in the North. The Samuel License was issued on August 1, 2010 to Adira Geo Global (30% interest), GeoGlobal Resources (India) Inc. (“GGRI”) (30% interest – subsequently reduced), Adira Oil Technologies Ltd. (“Adira Oil”) (23.25% interest), Pinetree Capital Ltd. (“Pinetree”) (10% interest) and Brownstone (6.75% interest) for an initial three year period and may be renewed for a further four year period and a further renewal option of two years in the case of a reserve discovery. Thereafter, a lease (30-50 years) can be sought if a “discovery” (as defined in the Israeli Petroleum Law) is made. The Company’s net interest in the Samuel License is 41.25%, (subject to the THEL Samuel Farm-Out (as defined below). On July 2, 2012, the Company received approval from the Commissioner to extend certain milestones associated with the Samuel License (see table below). On October 26, 2012, Emanuelle Energy Limited exercised an option to acquire a 7.13% interest in the Samuel License from GGRI and became a signatory to the Samuel JOA (as defined below) thereby reducing GGRI’s interest in the Samuel License to 22.88% .

The exploration and extraction activity in the Samuel License is performed in the framework of a joint operating agreement (the “Samuel JOA”) between GGRI, Adira Geo Global, Adira Oil, Brownstone and Pinetree, whereby Adira GeoGlobal is the designated operator of the Samuel License. In accordance with the Samuel JOA, the Company is entitled to receive one-half of an aggregate operating fee equal to 7.5% of the cumulative direct costs incurred in connection with operating the Samuel License and one-half of 3% ORRI. Adira Geo Global may be removed as the operator if it is declared bankrupt, insolvent, dissolved or liquidated or if two or more of the total number of non-operators holding a combined interest of at least 51% agree to remove Adira as operator of the Samuel License. As of September 30, 2012, Adira has covered $1.8 million of operating costs owing by GGRI under the Samuel JOA directly and through Adira GeoGlobal. Adira and GGRI are currently discussing the next steps to be taken with respect to these payments. In the event that GGRI does not repay Adira for these costs, then in accordance with the Samuel JOA, Adira will be entitled to receive reimbursement of a portion (approximately $805,000) of these costs from the other partners in the Samuel License in proportion to their interests in the Samuel License, and all of the partners, including Adira, will each receive a proportionate increase in their interests in the Samuel License.

Pursuant to an option agreement between GGRI and the holders of the Myra and Sara Licenses (as defined below), the holders of the Myra and Sara Licenses are entitled to acquire up to a 20% interest in the Samuel License, contingent on the Myra and Sara Option (as defined below).

On October 26, 2012, Adira Oil entered into a farm-out agreement with THEL pursuant to which THEL will farm into 10% of Adira Oil’s working interest in the Samuel License (the “THEL Samuel Farm-Out”). THEL will reimburse the Company for its proportionate share of the costs incurred by the Company for this working interest to the date of closing of the THEL Samuel Farm-Out plus interest at LIBOR plus one percent. Half of these costs will be paid on closing of the THEL Samuel Farm-Out and the remainder will be paid upon registration of THEL’s interest with the Ministry. THEL will also pay the Company a 3% ORRI on THEL’s share of revenues from petroleum sold, until repayment of THEL's expenditures in the work program and a 4.5% ORRI from that date forward. In the event that the Company solicits additional working interest partners into the Samuel License, THEL will reduce its working interest pro rata to permit the entry of such partner. THEL also received an option to farm into an additional 10% of the Company’s working interest in the Samuel License, exercisable until March 31, 2013. Until the option is exercised, THEL will be responsible for the funding obligations in respect of the option. Should THEL elect not to exercise the option, the Company will return the funds paid within six months. Closing of the transaction is subject to agreement by all partners in the Samuel License, registration of charges over certain of Adira’s assets relating to the Samuel License (which will be released upon registration of THEL’s interest with the Ministry), receipt by Adira of payment and other standard closing conditions. Following closing, (i) the Company will hold a 31.25% interest in the Samuel License (of which 13.25% will be held through Adira Oil and 18% will be held through Adira GeoGlobal), and (ii) THEL will become a party to the Samuel JOA.

The most recent estimations of resources related to the Samuel License, based on the Samuel Report (as defined below), an independent report from Netherland, Sewell & Associates, Inc., on a gross (100%) unrisked basis is 32.6 million barrels of prospective oil (P50 Best Estimate) and 32.6 billion cubic feet of prospective gas (P50 Best Estimate) on the Cretaceous Reef prospective reservoir; 31.1 million barrels of prospective oil (P50 Best Estimate) and 31.1 billion cubic feet of prospective gas (P50 Best Estimate) on the Jurassic Reef prospective reservoir; 628 thousand barrels of prospective oil (P50 Best Estimate) and 628 million cubic feet of prospective gas (P50 Best Estimate) on the Upper Jurassic of the Jurassic Structural prospective reservoir; and 1.5 million barrels of prospective oil (P50 Best Estimate) and 1.5 billion cubic feet of prospective gas (P50 Best Estimate) on the Barnea formation of the Jurassic Structural prospective reservoir. The report entitled “Estimates of Unrisked Prospective Resources to the Adira Energy Ltd. Interest in Certain Oil prospects Located in Block 388 (Samuel) Offshore Israel as of August 1, 2012” (the “Samuel Report”), effective October 17, 2012, was prepared by in accordance with NI 51-101 and is available on www.sedar.com.

The table below sets out the Ministry mandated milestone activities and dates required to be met in order to maintain the Samuel License. The Ministry mandates milestone activities and dates, but the mandatory Ministry milestones do not stipulate the dollar amount that must be expended in order to achieve the applicable milestone. As such, the dollar amounts stated in the table below reflect the Company’s current best estimate of the costs that will be incurred in order to complete each milestone in accordance with the work plan for the Samuel License. For an analysis of the costs that have been approved and committed by the Company as at the date hereof, see section 1.8.

Samuel License Milestones (as per the Ministry)	Adira’s Share of the Costs to meet the Milestone (1)
1. Execution of a contract with a drilling contractor – by March 31, 2013	$42,000
2. Spudding the first well – by April 30 , 2013	$7,703,000(2)
3. Preparation of a summary report of the first well and transfer of all of the findings, including tests, samples, logs (if taken), electrical logs and results of tests (if performed), up to three months from completion of the drilling – in 2013	$42,000
4. Submission of a work plan for continuation of the work in the license – up to four months from completion of the drilling in 2013	$42,000
Total	$7,829,000(3)

Notes:

(1)

The amounts included in the table above differ from amounts previously disclosed in the Company’s continuous disclosure record, including the Q2 MD&A as the estimated costs (including previously disclosed costs) are based on the Company’s best estimate at the time of the disclosure; as the Company and its license partners receive additional information relating to the costs associated with the particular license the cost estimates related to the actual costs (or further cost estimates) become more accurate.

(2)	This amount includes the Company’s estimate of the deposit that will be required in order to secure the rig that will spud the first well on the Samuel License.

(3)

The Company’s total estimated additional costs not yet incurred that will be required to complete the well (dry hole) are estimated to be approximately $7.5 million (resulting in total costs for the milestones together with a well (dry hole) of $15.3 million). If the THEL Samuel Farm-Out is completed, the Company’s interest in the Samuel License will be 31.25%. The Company’s total estimated costs to complete the well (dry hole) will be reduced to $5.7 million, its total estimated costs to complete the milestones will be reduced to $5.9 million and its total estimated costs to complete the milestones and a well (dry hole) will be $11.6 million).

Myra and Sara Licenses

The Company also has an option (the “Myra and Sara Option”) to acquire up to a 5% participating interest in each of two deep water licenses offshore Israel, namely the Myra License and the Sara License (collectively, the “Myra and Sara Licenses”). The Myra and Sara Licenses are located offshore Israel approximately 60 km west of the City of Hadera. These license areas total 800 sq. km. In August 2010, the Company announced that it has signed a definitive co-operation agreement with GeoGlobal Resources Inc., and its wholly-owned subsidiary, GGRI (together, “GGR”) confirming the terms whereby GGR has agreed to assign an option it has to acquire up to a 5% participating interest in the Myra and Sara Licenses, to the Company.

On November 30, 2011, one of the partners in the Myra and Sara Licenses, an existing signatory to the M&S Operating Agreements, announced that an agreement had been reached with GGR in which GGR would transfer the required funds in order to exercise its 5% option. On December 6, 2011, two of the partners in the Myra and Sara Licenses announced that GGR did not transfer the funds required and therefore the option had expired. On December 8, 2011, GGR reported that the Sara and Myra option expired due to failure of the Company to meet the conditions of the option. On December 8, 2011, the Company notified GGR that it believes the option is valid and exercisable. Accordingly, there is no assurance that the Company will be able to exercise the Myra and Sara Option.

The Company does not currently consider the Myra and Sara Option material to its operations.

Onshore Licenses

On December 15, 2011, following the Company’s determination that the continuation of exploration activities on the Company’s Eitan License No. 356, covering 31,060 acres (125.7 sq. km.) in the Hula Valley in Northern Israel (the “Eitan License”) would not lead to an economically viable project for the Company, the Company announced that it had relinquished the Eitan License and in August 2012, the Company completed the process of surrendering the Eitan License in accordance with the Israeli Petroleum Law.

Capital Expenditures and Divestitures

During the nine month period ended September 30, 2012, the Company incurred expenditures of $7.8 million on exploration and evaluation assets in connection with its Offshore Licenses and expenditures of $50 thousand on property and equipment. In addition, the Company recorded a writedown of $65 thousand, relating to its onshore drilling equipment. During the nine month period September 30, 2012, the Company did not make any capital divestitures.

The Company's planned capital expenditures for the next twelve months will include the Company’s drilling program in connection with it its Offshore Licenses.

1.3	Selected Financial Information

The following table show selected summary consolidated financial information which has been derived from the interim consolidated financial statements of the Company as at September 30, 2012:

	Nine months ended		Three months ended		Year ended
	September 30,		September 30,		December 31,
	2012	2011	2012	2011	2011
	Unaudited				Audited
	U.S. dollars in thousands

Revenues and other income	$1,571	$1,087	$422	$335	$1,323

Net loss and comprehensive loss	$(3,293)	$(7,882)	$(1,460)	$(3,999)	$(10,051)

Basic and diluted net loss per share attributable to equity holders of the parent	$(0.03)	$(0.07)	$(0.01)	$(0.04)	$(0.10)

Total Assets	$22,560	$11,348	$22,560	$11,348	$10,247

Total Liabilities	$10,778	$504	$10,778	$504	$1,421

Dividends	-	-	-	-	-

The Company has provided details of the above mentioned movements in sections 1.4 through 1.7 of this document.

Additional disclosure for venture issuers without significant revenues:

	Nine months ended		Three months ended		Year ended
	September 30,		September 30,		December 31,
	2012	2011	2012	2011	2011
	Unaudited				Audited
	U.S. dollars in thousands

Expenses:
Exploration expenses	787	*) 3,738	249	*) 1,732	*) 5,018
General and administrative expenses (including share based compensation)	3,439	*) 4,122	1,178	*) 1,406	*) 5,031

*) Certain amounts have been reclassified in comparative data in order to conform to the current year's presentation.

1.4	Results of Operations

The following table show selected summary consolidated results of operations which have been derived from the interim consolidated financial statements of the Company at September 30, 2012:

	Nine months ended		Three months ended		Year ended
	September 30,		September 30,		December 31,
	2012	2011	2012	2011	2011
	Unaudited				Audited

Revenues and other income	$1,571	$1,087	$422	$335	$1,323

Expenses:
Exploration expenses **)	787	*)3,738	249	*)1,732	5,018
General and administrative expenses **)	3,439	*)4,122	1,178	*)1,406	5,031
Impairment charge	65	932	-	932	1,226

Total expenses	4,291	8,792	1,427	4,070	11,275

Operating loss	(2,720)	(7,705)	(1,005)	(3,735)	(9,952)

Finance income	10	34	2	14	43
Finance expense**)	(535)	(190)	(457)	(286)	(109)

Loss before income tax expense	(3,245)	(7,861)	(1,460)	(4,007)	(10,018)
Income tax expense	(48)	(21)	-	8	(33)

Net loss and comprehensive loss	$(3,293)	$(7,882)	$(1,460)	$(3,999)	$(10,051)

Net loss and comprehensive loss attributed to:
Equity holders of the parent	$(3,482)	$(7,191)	$(1,533)	$(3,615)	$(9,489)
Non-controlling interests	189	(691)	73	(384)	(562)

	$(3,293)	$(7,882)	$(1,460)	$(3,999)	$(10,051)

Basic and diluted net loss per share attributable to equity holders of the parent	$(0.03)	$(0.07)	$(0.01)	$(0.04)	$(0.10)

Weighted average number of Ordinary shares used in computing basic and diluted net loss per share	117,051,920	99,154,466	146,427,771	101,380,505	99,813,334

*) Reclassified

**) Includes share-based compensation	$982	$887	$560	$169	$1,023

*) Certain amounts have been reclassified in comparative data in order to conform to the current year's presentation.

Three month period ended September 30, 2012 compared to the three month period ended September 30, 2011

Revenues and other income

	Three months ended
	September 30,
	2012	2011
	U.S. dollars in thousands

Consulting fees	$109	$216
Operator fees	151	35
Income from farm-out	162	84

	$422	$335

Consulting fees relates to consulting services in respect of the Offshore Licenses on a “time and materials” basis

Operator fees relate to fees we received as the operator on the Offshore Licenses, at a fixed rate of the total exploration costs incurred by the respective Unincorporated Joint Ventures (“UJVs”).

Income from farm-out relates to fees received from MELP and Modi’in Energy Management (1992) Ltd. (“MEGP”), in respect of our agreement with them relating to the farm out of 70% of the Company’s interest in the Gabriella License.

For the three months ended September 30, 2012, the Company earned revenues of $422 thousand, as compared to $335 thousand for the three months ended September 30, 2011. Revenues during the three months ended September 30, 2012 relate to operator and consulting fees, which are a function of the level of exploration activity in the period. Operator fees and income from farm-out increased in 2012 due to an increase in exploration activities, relating primarily to the execution of seabed surveys, advances on the ordering of long lead items and professional consulting.

Expenses

Exploration Expenses

For the three months ended September 30, 2012, exploration expenses amounted to $249 thousand as compared to $1,732 thousand for the three months ended September 30, 2011. The decrease in exploration expenses in 2012 is due to advancements of the Company's drilling plan on its Offshore Licenses, and as such, these expenses have been capitalized to Exploration and Evaluation Assets, thus reducing the amount of costs being expensed. During the same period in 2011, the Company incurred expenses in connection with the execution of the 3D seismic program on the Gabriella License and Yitzhak License.

General and Administrative expenses

For the three months ended September 30, 2012 general and administrative expenses amounted to $1,178 thousand as compared to $1,406 thousand for the three months ended September 30, 2011. The decrease is due a reclassification to Exploration expenses of portion of expenses relating to geologists’ salaries, rent and office expenses that can be attributable to the exploration activities of the Company. General and administrative expenses also include share based compensation of $382 thousand in 2012 as compared to $169 thousand in 2011. The increase of $213 thousand is attributable to employee stock options that were granted during the period.

Financing income/expense

For the three months ended September 30, 2012, net financial expenses amounted to $455 thousand (three months ended September 30, 2011 - $272 thousand). The primary reason for the increase in the expenses is the inclusion of offering expenses in the amount of $791 in Financing expenses. This amount represents offering costs incurred in the August Offering relating to the portion of the offering that was classified as financial liability. In addition, the Company is exposed to financial risk related to the fluctuation of foreign exchange rates.

The warrants issued in the August Offering are denominated in Canadian dollars, while the functional currency of the Company is US dollars; therefore the fair value of the warrants are classified as a financial liability which is remeasured to fair value at the end of each period. The changes in fair value are included in Financing income/expenses. For the period three months period ended September 30, 2012, the remeasurement amount is income of $172 thousand.

The Company operates in Israel. Most of the Company's monetary assets are held in U.S. dollars and most of the Company's expenditures are made in U.S. dollars. However, the Company also has expenditures in New Israeli shekels (“NIS”) and Canadian dollars. The Company has not hedged its exposure to currency fluctuations.

Net Loss

The Company reported a net loss and comprehensive loss for the three months ended September 30, 2012 of $1,460 thousand as compared to a net loss and comprehensive loss of $4 million for the three months ended September 30, 2011. The decrease in the loss during 2012 is as a result of the Company capitalizing the exploration expenses of its Offshore Wells during the first quarter of 2012, resulting in a reduction of explanation expenses in the Statement of Comprehensive Loss and an increase in the capitalization of costs to Exploration and evaluation assets in the Statement of Financial Position.

Nine month period ended September 30, 2012 compared to the Nine month period ended September 30, 2011

Revenues and other income

	Nine months ended
	September 30,
	2012	2011
	U.S. dollars in thousands

Consulting	$371	$624
Operator fees	448	270
Income from farm-out	752	193

	$1,571	$1,087

Income from farm-out relates to fees received from MELP and MEGP, in respect of our agreement with them relating to the farm out of 70% of the Company’s interest in the Gabriella License and the reimbursement of prior costs incurred on the Yitzhak License relating to the Company’s farm out of 20% of the Yitzhak License in January 2012.

For the nine months ended September 30, 2012, the Company earned revenues of $1.6 million, as compared to $1.1 million for the nine months ended September 30, 2011. Revenues during the nine months ended September 30, 2012 relate to operator and consulting fees, which are a function of the level of exploration activity in the period and income from farm-out as described above.

Operator fees and income from farm-out increased in 2012 due to an increase in exploration activities, primarily, the execution of seabed surveys, advances on the ordering of long lead items and professional consulting.

Expenses

Exploration Expenses

For the nine months ended September 30, 2012, exploration expenses amounted to $787 thousand as compared to $3.7 million for the nine months ended September 30, 2011. The decrease in exploration expenses in 2012 is due to the advancement of the Company's drilling plan on its three Offshore Licenses, and as such, these expenses are being capitalized to Exploration and Evaluation Assets, thus reducing the amount of costs being expensed. During the same period in 2011, the Company incurred expenses in connection with the execution of the 3D seismic program on the Gabriella License, Yitzhak License and Samuel License.

Impairment Charge

During the nine months ended September 30, 2012, the Company recorded a $65 thousand non-cash impairment charge arising from an impairment charge attributed to drilling and related equipment used on the Eitan onshore license which the Company has decided to sell, following the abandonment of the Eitan well. During the nine months ended September 30, 2011 the Company recorded $932 thousand non-cash impairment charge arising from an impairment charge on Eitan onshore license.

General and Administrative expenses

For the nine months ended September 30, 2012 and 2011, general and administrative expenses amounted to $3.4 million and $4.1 million, respectively. The decrease is due to a decrease in travel and marketing expenses. General and administrative expenses include share based compensation of $804 thousand in 2012 as compared to $887 thousand in 2011. The decrease of $83 thousand is attributable to employee stock options that were forfeited during the period.

Financing income/expense

For the nine months ended September 30, 2012, financial expenses amounted to $525 thousand (nine months ended September 30, 2011 expenses of $156 thousand). The primary reason for the increase in the expenses is the inclusion of offering expenses in the amount of $791 in Financing expenses. This amount represents offering costs incurred in the August Offering relating to the portion of the offering that was classified as financial liability.

The warrants issued in the August offering are denominated in Canadian dollars, while the functional currency of the Company is US dollars; therefore the fair value of the warrants are classified as a financial liability which is remeasured to fair value at the end of each period. The changes in fair value are included in Financing income/expenses. For the period three months period ended September 30, 2012, the amount is income $172.

In addition, the Company is exposed to financial risk related to the fluctuation of foreign exchange rates. The Company operates in Israel. Most of the Company's monetary assets are held in U.S. dollars and most of the Company's expenditures are made in U.S. dollars. However, the Company also has expenditures in NIS and Canadian dollars. The Company has not hedged its exposure to currency fluctuations.

Net Loss

The Company reported a net loss and comprehensive loss for the nine months ended September 30, 2012 of $3.3 million as compared to a net loss and comprehensive loss of $7.9 million for the nine months ended September 30, 2011. The reason for the decrease in the loss is as a result of the Company's commencement of the capitalization of exploration expenses of its Offshore Wells, during the first quarter of 2012.

1.5	Summary of Quarterly results

	QTR	QTR	QTR	QTR	QTR	QTR	QTR	QTR
	3	2	1	4	3	2	1	4
	2012	2012	2012	2011	2011	2011	2011	2010
	U.S dollars in thousands, except per share data
Revenues	$422	$489	$660	$236	$335	$245	$507	$820

Net Loss	$1,460	$865	$968	$2,168	$3,999	$2,126	$1,756	$939

Net Loss per share*	$0.01	$0.01	$0.01	$0.02	$0.04	$0.02	$0.02	$0.05

*Attributable to equity holders of the Company

Net loss per quarter is a function of the exploration and operational activity during that quarter. There is no seasonal trend. Net losses increased from Q3 2010 through to Q4 2011 as a result of increased exploration activities on the Company’s three offshore licenses. From Q1 2012, the Company commenced the capitalization of most of its exploration expenses to the Company's Statement of Financial Position as they relate directly to the execution of the drilling plan on the Company’s Offshore Licenses, which has resulted in a decrease in the net loss per quarter.

1.6	Liquidity

Liquidity is a measure of a Company’s ability to meet potential cash requirements. The Company has historically met its capital requirements through the issuance of common shares.

The Company has an accumulated deficit of $22.7 million as of September 30, 2012 ($16.9 million as at September 30, 2011), and the Company had negative cash flows from operations of $4.5 million for the nine months ended September 30, 2012 ($5.8 million for the nine months ended September 30, 2011). The ability of the Company to continue a going concern depends upon the discovery of economically recoverable reserves, the ability of the Company to obtain financing to complete development, and upon future profitable operations from the properties or proceeds from their disposition. The Company is an exploration stage company and has not earned any revenues from its oil and gas properties to date.

There can be no assurance that the Company will be able to continue to raise funds in which case the Company may be unable to meet its obligations. The Company is considering various alternatives with respect to raising additional capital to remedy any future shortfall in capital, but to date has made no specific plans or arrangements. Because of the early stage of the Company's operations and the Company's absence of any material oil and natural gas reserves, there can be no assurance this capital will be available and if it is not, the Company may be forced to substantially curtail or cease exploration, appraisal and development expenditures.

Three month period ended September 30, 2012 compared to the three month period ended September 30, 2011

During the three months ended September 30, 2012, the Company's cash and cash equivalents increase by $3.4 million. This increase in cash is attributed to the following activities:

The Company's net cash used in operating activities during the three months ended September 30, 2012 was $2.6 million as compared to $4.3 million for the three months ended September 30, 2011. This decrease is attributable to and consistent with the increase in the Company's exploration and operating activities for the current year, compared to the prior year.

Cash used in investing activities for the three months ended September 30, 2012 was $4.6 million as compared to cash used in investing activities of $716 thousand for the three months ended September 30, 2011. The investment during the three months ended September 30, 2012 relates primarily to the capitalization of drilling costs in respect of the Offshore Licenses. The amount used for investing activities in the three months ended September 30, 2011 relates primarily to the increase in expenditure on exploration and evaluation assets.

Cash provided by financing activities for the three months ended September 30, 2012 was $10.5 million relates primarily to net proceeds of $10.4 million from issuance of 79,012,640 units as compared to $264 thousand during for the three months ended September 30, 2011.

Nine month period ended September 30, 2012 compared to the nine month period ended September 30, 2011

During the nine months ended September 30, 2012, the Company's cash and cash equivalents decreased by $1.8 million. This decrease in cash is attributed to the following activities:

The Company's net cash used in operating activities during the nine months ended September 30, 2012 was $4.5 million as compared to $5.8 million for the nine months ended September 30, 2011. This decrease is attributable to and consistent with the increase in the Company's exploration and operating activities for the current year, compared to the prior year.

Cash used in investing activities during the nine months ended September 30, 2012 was $8 million as compared to cash used to investing activities of $656 thousand during the nine months ended September 30, 2011. The investment during the three months ended September 30, 2012 relates primarily to the capitalization of drilling costs in respect of the Offshore Licenses. The amount provided by investing activities in the nine months ended September 30, 2011 relates primarily to release of restricted cash.

Cash provided by financing activities for the nine months ended September 30, 2012 was $10.7 million relates primarily to net proceeds of $10.4 million from issuance of 79,012,640 units as compared to $6.6 million during the nine months ended September 30, 2011. The amount provided by financing activities in the nine months ended September 30, 2011 relates primarily to the net proceeds of $6.2 million from the issuance of 10,483,870 shares of the Company.

There are no legal restrictions on transferring funds between Canada and Israel.

1.7	Capital resources

At September 30, 2012, the Company's cash and cash equivalents were $6.3 million (September 30, 2011 - $8.9 million). The majority of these funds are held in US Dollars. As at September 30, 2012, the Company had working capital of $5.7 million as compared to $9.8 million at September 30, 2011.

Commitments

The Company has commitments to the Ministry to complete the work programs on all of the Company’s licenses. Based on the current commitments, the Company is required to spud at least one well on the Samuel License by April 30, 2013, the Gabriella License by June 30, 2013 and the Yitzhak License by October 30, 2013.

Approved Expenditures Relating to the Gabriella, Yitzhak and Samuel Licenses

The Company has approved approximately $1.7 million of expenses in order to advance the drilling programs on each of the Offshore Licenses. These expenses have not been paid to date. The total amount of approved expenditures will increase as the Company and its licenses partners approve additional expenses and will decrease as such approved expenditures are spent.

In order to maintain its current licenses the Company will be required to expend additional amounts in respect of exploration expenditure. The Company intends to meet all of its drilling and related expenditures as they become due to maintain the Company’s interests in its oil and gas properties. These oil and gas expenditure obligations are not fixed and cannot be pre-determined with certainty. Failure to meet the obligations may result in the loss of the Company’s ownership interests.

In the event that the Company experiences further reduction in its liquidity and capital resources, the Company would be required to engage in one or a combination of the following actions: (i) make formal application to the Ministry to revise the Company’s minimum commitments with respect to the Offshore Licenses; (ii) reduce the Company’s expenses related to general corporate purposes; (iii) amend its current 2012 exploration and development program by committing to expend all reasonably available funds on the exploration and development program with respect to the Gabriella License; (iv) generate cash from non-equity financing sources, such as entering into farm-out arrangements, entering into joint venture arrangements and other strategic arrangements that may be available to the Company at the applicable time with a focus on reducing the Company’s capital expenditure requirements on the Yitzhak License and the Samuel License; (v) a further equity offering; and (vi) such other actions as the board of directors of the Company considers necessary and advisable at the applicable time.

In the event that the Company does not have sufficient working capital to fully fund the exploration and development programs for all of the Offshore Licenses, the Company will first use any funds available to it to fund the Company’s exploration and development program with respect to the Gabriella License which could result in the loss of the Yitzhak License.

Management of Capital

	September 30,		December 31,
	2012	2011	2011
	U.S. dollars in thousands

	Unaudited		Audited

EQUITY:
Share capital	-	-	-
Additional paid-in capital	33,862	27,639	27,775
Accumulated deficit	(22,651)	(16,871)	(19,169)

Equity attributable to equity holders of the parent	11,211	10,768	8,606
Non-controlling interests	571	76	220

Total equity	11,782	10,844	8,826

The Company is an early-stage exploration company and currently does not generate significant cash flows from operations. The Company’s primary source of funds comes from the issuance of share capital. The Company does not use other sources of financing that require fixed payments of interest and principal and is not subject to any externally imposed capital requirements.

The Company defines its capital as share capital plus warrants. To effectively manage the Company’s capital requirements, the Company has a planning and budgeting process in place to ensure that adequate funds are available to meet its strategic goals. The Company monitors actual expenses to budget to manage its costs and commitments.

The Company’s capital management objective is to maximize investment returns to its equity-linked stakeholders within the context of relevant opportunities and risks associated with the Company’s operations. Achieving this objective requires management to consider the underlying nature of exploration activities, availability of capital, the cost of various capital alternatives and other factors. Establishing and adjusting capital requirements is a continuous management process.

Although the Company has been successful at raising funds in the past through the issuance of share capital, there can be no assurance that future financings will be successful.

1.8	Off- Balance Sheet arrangements

See “Commitments” above.

1.9	Transactions with Related Parties

No director or senior officer of the Company, and no associate or affiliate of the foregoing persons, and no insider has or has had any material interest, direct or indirect, in any transactions, or in any proposed transactions, which in either such case has materially affected or will materially affect the Company or the Company's predecessors since the beginning of the Company's last completed fiscal year except as follows:

During the nine months ended September 30, 2012, the Company incurred $242 thousand in consulting fees and operating expenses to private companies which are controlled by directors or officers of the Company (nine months ended September 30, 2011 - $766 thousand).

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

1.10	Third Quarter

During the Third quarter of 2012, the Company was focused primarily on the preparation for the drilling of three wells on each of its Offshore Licenses. Such preparations included, securing shipyard storage and quay facilities, the ordering of long lead items, detailed well designed, and rig searches.

1.11	Proposed Transactions

Other than the farm out agreements with THEL, mentioned above, there are currently no proposed transactions that are expected to affect the financial condition, results of operations and cash flows of the Company

1.12	Critical Accounting Policies and Estimates

Our results of operation and financial condition are based on our consolidated financial statements, which are presented in accordance with IFRS. Certain accounting principles require us to make certain estimates, judgments and assumptions. We believe that the estimates, judgments and assumptions upon which we rely are reasonable based upon information available to us at that time. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements, as well as the reported amounts of revenues and expenses during the periods presented. To the extent there are material differences between these estimates, judgments or assumptions and actual results, our financial statements will be affected. The significant accounting policies that we believe are the most critical to aid in fully understanding and evaluating our reported financial results include the following:

  Share-based payment transactions;

  Joint oil and gas ventures;

  Farm out arrangements in the exploration and evaluation phase;

  Exploration and evaluation assets;

  Revenue recognition

Share-based payment transactions

The Company's employees and other service providers are entitled to remuneration in the form of equity-settled share-based payment transactions.

The cost of equity-settled transactions with employees is measured at the fair value of the equity instruments granted at grant date. From the date of inception of the Company through December 31, 2011, the fair value was determined using the Black Scholes pricing model, and from 2012 the fair value is determined using the Binomial method. As for other service providers, the cost of the transactions is measured at the fair value of the goods or services received as consideration for equity instruments. In cases where the fair value of the goods or services received as consideration of equity instruments cannot be measured, they are measured by reference to the fair value of the equity instruments granted.

The cost of equity-settled transactions is recognized in profit or loss, together with a corresponding increase in equity, during the period which the performance and service conditions are to be satisfied, ending on the date on which the relevant employees become fully entitled to the award (the “vesting period”). The cumulative expense recognized for equity-settled transactions at the end of each reporting period until the vesting date reflects the extent to which the vesting period has expired and the Company's best estimate of the number of equity instruments that will ultimately vest. The expense or income recognized in profit or loss represents the movement in the cumulative expense recognized at the end of the reporting period.

If the Company modifies the conditions on which equity-instruments were granted, an additional expense is recognized for any modification that increases the total fair value of the share-based payment arrangement or is otherwise beneficial to the employee/other service provider at the modification date. If a grant of an equity instrument is cancelled, it is accounted for as if it had vested on the cancellation date, and any expense not yet recognized for the grant is recognized immediately. However, if a new grant replaces the cancelled grant and is identified as a replacement grant on the grant date, the cancelled and new grants are accounted for as a modification of the original grant, as described above.

Joint oil and gas ventures

The Company conducts petroleum and natural gas exploration activities jointly with other partners who each have direct ownership in the assets and each are directly obligated for the liabilities of the ventures. Consequently, these financial statements reflect only the Company's proportionate interest in such activities.

The Company accounts for its share of the joint venture's assets, liabilities it has incurred, income from the sale or use of its share of the joint venture's output, together with its share of the expenses incurred by the joint venture and any expenses it incurs in relation to its interest in the joint venture.

Farm-out arrangements in the exploration and evaluation phase

A farm out is the transfer of part of oil and gas interest in consideration for an agreement by the transferee (the “farmee”) to meet, absolutely, certain expenditures which would otherwise have to be undertaken by the owner (the “farmor”). Farm-out transactions generally occur in the exploration or development phase and are characterized by the transferor (i.e. farmor) giving up future economic benefits, in the form of reserves, in exchange for a reduction in future funding obligations.

Accordingly, the farmee recognizes its expenditure under the arrangement in respect of its interest and that retained by the farmor, as and when the costs are incurred.

The Company, as the farmor, accounts for the farm-out arrangement as follows:

  the Company does not record any expenditure made by the farmee on its behalf;

  the Company does not recognize a gain or loss on the farm-out arrangement, but rather redesignates any costs capitalized in relation to the whole interest as relating to the partial interest retained; and

  any cash consideration received is credited against costs previously capitalized in relation to the whole interest with any excess accounted for by the farmor as a gain on disposal.

Exploration and evaluation assets

Prelicense costs

Pre-license costs are expensed in the period in which they are incurred.

Exploration and evaluation costs

Oil and natural gas exploration and development expenditure is accounted for using the successful efforts method of accounting.

During the geological and geophysical exploration phase, costs are charged against income as incurred. Costs directly associated with an exploration well in its drilling phase, for which it has not yet been determined whether there are proved reserves or it is not commercially viable, are capitalized as exploration and evaluation intangible assets until the drilling of the well is complete and the results have been evaluated. These costs include employee remuneration, materials and fuel used, rig costs and payments made to contractors. If no reserves are found, the exploration asset is tested for impairment. If extractable hydrocarbons are found and, subject to further appraisal activity (e.g., by drilling further wells), are likely to be developed commercially, the costs continue to be carried as an intangible assets while sufficient and continued progress is made in assessing the commerciality of the hydrocarbons. All such costs are subject to technical, commercial and management review as well as review for impairment at least once a year to confirm the continued intent to develop or otherwise extract value from the discovery. When this is no longer the case, the costs are written off. When proved reserves of oil are determined and development sanctioned, the relevant expenditure is transferred to oil and gas properties after impairment is assessed and any resulting impairment loss is recognized.

For the nine month period ended September 30, 2012, $7.8 million costs have been capitalized to Exploration and Evaluation Assets and $787 thousand have been expensed as exploration costs.

Revenue recognition

Revenues are recognized in the statement of comprehensive loss when the revenues can be measured reliably, it is probable that the economic benefits associated with the transaction will flow to the Company and the costs incurred or to be incurred in respect of the transaction can be measured reliably.

The Company’s revenues are derived from:

  Operator fees - The Company acts as the operator or joint operator on the Offshore Licenses and is entitled to operator fees. Revenues from operator fees are recognized in accordance with the terms of the Joint Operating Agreements, as exploration expenses are incurred in the UJV’s.

  Consulting fees – The Company provides consulting services in respect of the Offshore Licenses on a “time and materials” basis. Consulting fees are recognized as revenues as the services are rendered to the respective UJV’s.

1.13	Disclosure Controls and Procedures and Internal Controls over Financial Reporting

There were no changes to the Company’s internal controls over financial reporting in the year ended December 31, 2011, which have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

As of December 31, 2011, the Company evaluated its disclosure controls and procedures and internal control over financial reporting, as defined by the Canadian Securities Administrators. These evaluations were carried out under the supervision of and with the participation of management, including the Company’s president and chief executive officer and the chief financial officer. Based on these evaluations, the president and chief executive officer and the chief financial officer concluded that the design of these disclosure controls and procedures and internal control over financial reporting were effective.

1.14	Financial Instruments and Other Instruments

The Company’s financial instruments have been designated as follows:

Cash and cash equivalents	- Held-for-trading;
Restricted Cash	- Held-for-trading;
Accounts receivable	- Receivables;
Accounts payable and accrued liabilities	- Other financial liabilities;

The carrying values of cash and cash equivalents, restricted cash and accounts receivable and accounts payable approximate their fair values due to the short-term maturity of these financial instruments.

Risks and Uncertainties

Credit risk

The Company manages credit risk, in respect of cash and cash equivalents, and restricted cash, by holding them at major Canadian and Israeli financial institutions in accordance with the Company’s investment policy. The Company places its cash and cash equivalents with high credit quality Israeli and Canadian financial institutions.

Concentration of credit risk exists with respect to the Company’s cash and cash equivalents and accounts receivable. The Company’s exposure is for cash held in bank accounts, including restricted deposit, in the amount of $7.4 million and on accounts and other receivable of $4.9 million as of September 30, 2012. None of the Company’s accounts receivable is overdue as at September 30, 2012. As of September 30, 2012, the restricted deposits amount to $1,041 thousand and relates primarily to a bank guarantee in respect of the Company’s Israeli office lease and a guarantee in favor of Israeli Deportment of Customs and VAT.

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in obtaining funds to meet current obligations and future commitments. The Company's approach to managing liquidity risk is to forecast cash requirements to provide reasonable assurance that it will have sufficient funds to meet its liabilities when due. As of September 30, 2012, the Company had cash and cash equivalents of $6.3 million, restricted deposits of $1,041 thousand and accounts and other receivables of $4.9 million against current trade and other payables in the amount of $5.6 million.

Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk is comprised of two types of risk: interest rate risk, and foreign currency risk.

(i)	Interest rate risk

The Company is not exposed to significant interest rate risk due to the short-term maturity of its cash equivalents.

(ii)	Foreign currency risk

The Company is exposed to financial risk related to the fluctuation of foreign exchange rates. The Company operates in Israel. Most of the Company’s monetary assets are held in US dollars and most of the Company’s expenditures are made in US dollars. However, the Company also has expenditures in NIS and Canadian dollars. The Company has not hedged its exposure to currency fluctuations. An increase or decrease of 5% of the NIS relative to the U.S dollar would not have a significant effect on the Company. An increase or decrease of 5% on the Canadian dollar relative to the US dollar could have an effect on the Company of $28. For the nine months ended September 30, 2012 the Company has recorded an exchange rate loss of $33 thousand (for the nine months ended September 30, 2011- a gain of $176 thousand).

Environmental regulations affect the cost of exploration and development, as well as future development operations; however, management does not believe that any provision against environmental regulations is currently required.

For a complete discussion on risk factors, please refer to the Company’s Form 20-F dated April 26, 2012, filed on www.sedar.com.

1.15	Other MD&A Requirements

(i) Section 5.3 – Additional Disclosure for Venture Issuers without Significant Revenue

See section 1.3. above.

(ii) Section 5.4 – Disclosure of Outstanding Share Data

As of the date of this report, the Company has 180,781,093 common shares outstanding, 97,423,015 warrants outstanding and 17,701,109 options granted to directors, officers and employees.

OTHER INFORMATION

Additional information about the Company is accessible at the Company’s website www.adiraenergy.com or through the Company’s public filings at www.sedar.com.

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